Mark B. Weeks (650) 843-5011 mweeks@cooley.com	VIA EDGAR AND FACSIMILE (202) 772-9198

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Anacor
Pharmaceuticals, Inc. in connection with the
Registration Statement on Form S-1
filed September 10, 2010
(File No. 333-169322)
ANAC-0001

October 25, 2010

Sebastian Gomez-Abero

Vanessa Robertson

Examiners

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC  20549

RE:          Registration Statement on Form S-1 (File No. 333-169322)

Dear Mr. Gomez-Abero and Ms. Robertson:

This letter is being furnished on behalf of Anacor Pharmaceuticals, Inc. (the “Company”) with respect to the Registration Statement on Form S-1 (file No. 333-169322) filed on September 10, 2010 in connection with the Company’s proposed initial public offering.  [**].  The Company will provide additional disclosures relating to [**].

Very truly yours,

Cooley LLP

/s/ Mark B. Weeks

Mark B. Weeks

THE SYMBOL [**] IS USED TO INDICATE THAT A PORTION OF THE CORRESPONDENCE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTION.

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